UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-32979
CUSIP NUMBER 200693109

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2003

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Commerce One, Inc.
Full Name of Registrant

Former Name if Applicable

One Market Street, Steuart Tower, Suite 1300
Address of Principal Executive Office (Street and Number)

San Francisco, California 94105
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra Sheets if Needed)

As described in greater detail in our Current Report of Form 8-K filed with the Securities and Exchange Commission on March 16, 2004, we amended certain provisions of our Registration Rights Agreement with BayStar Capital on March 14, 2004.  In particular, BayStar agreed to extend the deadline by which we must have our Registration Statement on Form S-3 (File No. 333-108144, the “Registration Statement”) declared effective by the Securities and Exchange Commission by 90 days.  Previously, if the Registration Statement was not declared effective on or before April 5, 2004, then BayStar would have the right to redeem all of our outstanding Series B Preferred Stock for a price equal to the greater of 120% of the original purchase price of $10 million plus any accrued and unpaid dividends or the then current market value of the Series B Preferred Stock on an as-converted-to-Common Stock basis.  This change to BayStar’s redemption rights required changes to be made to the disclosures in our Form 10-K.  As a result, our Form 10-K could not be completed and filed by the March 15, 2004 due date without unreasonable effort or expense.  Accordingly, we are extending the filing of our Annual Report on Form 10-K pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Beth Frensilli	(415)	644-8700
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Total Revenues for the fiscal year 2003 were approximately $36 million compared to $106 million in the corresponding fiscal year period of 2002.  Total Costs and Expenses were $101 million down from $700 million in 2002.  Our Net Loss to Common Shareholders was $67 million compared to $590 in 2002.  The decrease in revenue is due to the continued decline in our business based on increased competition, fewer transactions and lower price points.  While we have cut our expenses significantly most of the expense improvement is due to impairment of intangible assets in 2002.  Additional information regarding our financial results for fiscal year 2003 can be found in our press release dated February 5, 2004, which was furnished to the Securities and Exchange Commission on Form 8-K.

In addition, because at December 31, 2003 our Series B Preferred Stockholder, Baystar Capital, had the right to require us to redeem their shares upon certain events for the cash amount described above, including for our failure to cause the Registration Statement to be declared effective by April 5, 2004 (which date is now extended to July 4, 2004 as described above), and because at December 31, 2003 we had not yet been able to cause the Registration Statement to be declared effective, we have determined that the Series B Preferred Stock should be stated at its redemption value at December 31, 2003.  Accordingly, we have recorded a deemed dividend charge of $6.3 million in order to accrete the Series B Preferred Stock to its $12,480,000 redemption value at December 31, 2003, which includes $400,000 of dividends accrued through December 31, 2003.  As a result of this accretion, net loss attributable to common stockholders at December 31, 2003 is greater than our previously announced results by approximately $2.3 million or $0.07 per share.

Commerce One, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2004	By	/s/ Charles D. Boynton
			Name:	Charles D. Boynton
			Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).